

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Kenneth Cleary
Chief Financial Officer
SCHOLASTIC CORP
557 Broadway
New York, NY 10012

> **Re: SCHOLASTIC CORP**
> **Form 10-K for Fiscal Year Ended May 31, 2020**
> **Filed July 27, 2020**
> **Form 8-K filed on December 17, 2020**
> **File No. 0-19860**

Dear Mr. Cleary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2020

Financial Statements
Note 10 - Goodwill and Other Intangibles, page 59

1. We note your disclosure states that a reporting unit with $66.7 million of goodwill has a fair value that "reasonably exceeds" its carrying value. Please modify your disclosure to state, if true, that the fair values of your reporting units substantially exceed their carrying values. To the extent any reporting unit's fair value does not substantially exceed its carrying value, please disclose the amount of goodwill allocated to that reporting unit, the amount or percentage by which fair value exceeds carrying value, and the related reportable segment. Please also disclose and discuss the key assumptions you used to estimate fair value, the degree of uncertainty associated with the key assumptions, and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Kenneth Cleary
SCHOLASTIC CORP
January 29, 2021
Page 2

Form 8-K filed on December 17, 2020

Exhibit 99.1, page 1

2. We note the tabular reconciliations in your earnings release where you reconcile non-GAAP financial measures to the most directly comparable GAAP measures appear to essentially represent full non-GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your disclosures in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or or Anne McConnel at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing